UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Research Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3010 LBJ Suite 1200
(No. and Street)

Dallas	TX	75234
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon Peterson — 214-754-0770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co., PC
(Name – *if individual, state last, first, middle name*)

718 Paulus Ave.	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Holland_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

International Research Securities, Inc._____ , as

of December 31_____ , 20 18_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO_____
Title

_____
Notary Public

MARIE S. RAMIREZ
My Notary ID # 131094484
Expires April 19, 2021

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL RESEARCH SECURITIES, INC.

Financial Statements

with

Supplemental Information

Year Ended December 31, 2018

INTERNATIONAL RESEARCH SECURITIES, INC.

CONTENTS



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of International Research Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of International Research Securities, Inc. as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of International Research Securities, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of International Research Securities, Inc.'s management. Our responsibility is to express an opinion on International Research Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the International Research Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of International Research Securities, Inc.'s financial statements. The supplemental information is the responsibility of International Research Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co, PC

We have served as International Research Securities, Inc.'s auditor since 2016.
Dallas, Texas
February 27, 2019

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller/Southlake

INTERNATIONAL RESEARCH SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	16,845
Commission Receivable		7,739
Securities owned at fair value (Note 7)		339,232
Other assets		11,137
TOTAL ASSETS	$	**374,953**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts Payable	$	20,901
Total Current Liabilities		20,901
Stockholder's equity		
Common stock, 100,000 shares authorized of $1.00 par value, 11,000 shares issued and outstanding		11,000
Additional paid-in capital		44,462
Retained earnings		298,590
Total stockholder's equity		354,052
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	**374,953**

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues:		
Revenue from sale of investment company shares	$	949,356
Total Revenues		949,356
Expenses: (Note 4)		
Compensation		410,201
Regulatory fees and expenses		15,390
Occupancy		18,162
Other		146,245
Total Expenses		589,998
Gain before other loss and provision for taxes		359,358
Dividend income		31,316
Unrealized loss on securities owned		(92,084)
Gain before provision for taxes		298,590
Provision for state income taxes		-
Net Income (Loss)	$	**298,590**

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2017	$ 11,000	$ 25,179	$ -	$ 36,179
Capital Contributions	-	19,283	-	$ 19,283
Net Income	-		298,590	$ 298,590
Balance, December 31, 2018	$ 11,000	$ 44,462	$ 298,590	$ 354,052

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES:		
Net Income	$	298,590
Adjustments to reconcile net loss to net cash provided		
(used) by operating activities:		
Unrealized loss on securities owned		92,084
Changes in assets and liabilities:		
Decrease in receivable from broker-dealers		1,350
Increase in other assets		(4,082)
Increase in accounts payable and accrued liabilities		5,662
Decrease in commissions payable		(1,350)
Net cash provided (used) by operating activities		392,254
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Marketable Securities		(400,000)
Dividends re-invested in securities owned		(31,316)
Net cash Provided by (usedin) investing activities		(431,316)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions from stockholder		19,283
Net used in financing activities		19,283
Net increase in cash and cash equivalents		(19,779)
Cash and cash equivalents at beginning of year		36,624
Cash and cash equivalents at end of year	$	**16,845**

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid for:		
Income taxes	$	-
Interest	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation:

International Research Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operated under SEC Rule 15c3-3(d)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer, until October 19, 2016. As of October 19, 2016 the Company became exempt from SEC Rule 15c3-3 under section (k)(2)(i), and accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. The Company does not hold customer funds or securities. The Company's customers are located throughout the United States. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the securities industry.

These financial statements were approved by management and available for issuance on February 27, 2019. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents:

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Receivables from Broker-Dealers:

Receivables from broker-dealers are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Revenue Recognition:

On May 28, 2014, the Financial Accounting Standards Board (FASB) issued a new accounting standard on revenue recognition, Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606).

The core principle of the revised revenue recognition standard is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those good or services.

To apply the proposed revenue recognition standard, ASU No. 2014-09 states that an entity should follow five steps: (1) Identify the contract(s) with a customer, (2) Identify the performance obligations in the contract, (3) Determine the transaction price, (4) Allocate the transaction price to the performance obligations in the contract, and (5) Recognize revenue when (or as) the entity satisfies a performance obligation.

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Revenue Recognition: (cont.)

The Company implemented this new standard at January 1, 2018, utilizing the modified restrospective approach. There was no impact to retained earnings as of January 1, 2018, or to revenue for the twelve months ended December 31, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not materially change as a result of the implementation.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Security transactions (and related commission revenue and expenses) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expense is adjusted to a trade date basis.

Income Taxes:

The Company files as an "S" corporation for Federal income tax purposes. The Company's net income is taxed at the shareholder level rather than at the corporate level for Federal income tax purposes, and thus, no provision for Federal income taxes has been made in the accompanying financial statements. The Company is liable for income taxes in the State of Texas, subject to certain exemptions.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2018, the Company had net capital of approximately $254,570 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.08 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to the stockholder can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made in order to enable the stockholder to pay federal income taxes on company profits, among other purposes.

NOTE 3 – Exemption from Rule 15c3-3

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the year ended December 31, 2018, in the opinion of management, the Company has maintained compliance with the conditions for the exemptions specified in paragraph (k)(2)(i) of Rule 15c3-3.

NOTE 4 – Related Party Transactions

The Company entered into an expense-sharing agreement with an affiliate whereby the Company is provided office space, office facilities and administrative help. The Company terminated its expense-sharing agreement with an affiliate effective July 1, 2018. Under this agreement, the Company is not directly or indirectly liable for any payments to the affiliate. Expenses incurred and paid to the affiliate under the expense sharing agreement totaled $8,797.68 for the year ended December 31, 2018.

The Company and various related entities are under common control and the existence of that control may create operating results and financial position significantly different than if the companies were autonomous.

NOTE 5 –Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE 6 – Concentration of Credit Risk

The Company is engaged in brokerage activities in which it engages in investment activities with limited partnerships and limited liability companies throughout the United States. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the company's policy to review, as necessary, the credit standing of each counter-party. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

NOTE 7 – Securities Owned

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities of the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

For the year ended December 31, 2018, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of all securities owned are deemed to be Level 1 Investments at December 31, 2018.

NOTE 8 – SIPC Supplemental Reporting

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

NOTE 9 – Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2018, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 10 – Recently Issued Accounting Pronouncements

Recently issued accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position or results of operations. The Company plans to adopt any new standards in line with prospective timelines.

NOTE 11 – Commitments and Contingencies

The Company had no commitments or contingencies that were required to be accrued or disclosed.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2018

INTERNATIONAL RESEARCH SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$	354,052
Deductions and/or charges:		
Non-allowable assets		
Other assets		(11,137)
Net capital before haircuts on securities positions		342,915
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)		(88,345)
Net Capital	$	254,570

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable	$	13,162
Commission payable		7,739
Total aggregate indebtedness	$	20,901

The accompanying notes are an integral part of these financial statements.

Schedule I (continued)

INTERNATIONAL RESEARCH SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6-2/3% of total aggregate indebtedness)	$	1,393
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$	5,000
Minimum Net Capital Requirement	$	5,000
Net Capital in Excess of Minimum Required	$	249,570
Net Capital in Excess of Minimum Required at 1000%	$	248,570
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.08 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2018 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17a-5 filed by International Research Securities, Inc.

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2018

EXEMPTIVE PROVISIONS

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements is not required.

The accompanying notes are an integral part of these financial statements.

Report of Independent Registered Public Accounting Firm

On the SIPC Annual Assessment

Required by SEC Rule 17a-5

Year Ended December 31, 2018



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of International Research Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by International Research Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating International Research Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. International Research Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on International Research Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of International Research Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

McBee & Co, PC

Dallas, Texas
February 27, 2019

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

International Research Securities, Inc.
3010 LBJ, Suite 1200
Dallas, TX 75234

37954 FINRA DEC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Holland 972-888-6030

2. A. General Assessment (item 2e from page 2)	$0.00
B. Less payment made with SIPC-6 filed (**exclude interest**) ______ Date Paid	(0.00)
C. Less prior overpayment applied	(137.18)
D. Assessment balance due or (overpayment)	(137.18)
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum	0.00
F. Total assessment balance and interest due (or overpayment carried forward)	$(137.18)
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $______	
H. Overpayment carried forward $(______)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

International Research Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of January, 2019.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

15

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2018
and ending 12/31/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 949356

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   949356

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $ 0.00

2e. General Assessment @ .0015   Rate effective 1/1/2017 $ 0.00

(to page 1, line 2.A.)

16

Report of Independent Registered Public

Accounting firm on Management's

Exemption Report



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of International Research Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) International Research Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which International Research Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) International Research Securities, Inc. stated that International Research Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year, December 31, 2018, without exception. International Research Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about International Research Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co, PC

Dallas, Texas
February 27, 2019

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller/Southlake



INTERNATIONAL
RESEARCH

INTERNATIONAL RESEARCH SECURITIES, INC.

BROKER-DEALER ANNUAL EXEMPTION REPORT

DECEMBER 31, 2018

International Research Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

International Research Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i).

International Research Securities, Inc. met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

INTERNATIONAL RESEARCH SECURITIES, INC.

I, Michael Holland, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Michael Holland
CEO

February 27, 2019

3010 LBJ Suite 1200* Dallas, TX * 75234 * *p* 972-888-6030*